UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2023

Emerging Fuels Technology, Inc.

(Exact name of issuer as specified in its charter)

Commission File No. 024-11598

Oklahoma	27-3842479
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6024 S. 116th East Avenue Tulsa, Oklahoma	74146
(Address of principal executive offices)	(Zip Code)

918-286-6802
Issuer’s telephone number, including area code

Non-Voting Common Stock
(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report on Form 1-K (the “Report”), the terms EFT,” “the Company,” “we,” and “us” refer to Emerging Fuels Technology Inc.

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Item 1. Business

Overview

EFT’s mission is to license its proprietary technology for the production of transportation fuels and specialty products from synthesis gas made from any carbonaceous material, including, but not limited to, biomass, biogas, natural gas, MSW, and CO2. EFT also seeks to expand its business model to build, own and operate plants using its technology in small pre-engineered plants to convert biogas and natural gas into fuels and chemicals.

EFT was initially formed as a limited liability company under the laws of the State of Oklahoma on November 26, 2007 and was converted to a corporation on October 28, 2010.

Principal Products and Services

EFT has a research and development facility in Tulsa, Oklahoma and a growing patent portfolio with revenue from contract research, license fees and catalyst sales from multiple licensed projects at various stages of development. EFT is focused on using its technology to profitably turn waste sources of carbon into drop-in fuels and chemicals that greatly reduce GHG emissions.

The Company

•	sells Fischer-Tropsch catalyst,

•	provides technology license agreements,

•	performs lab and engineering services, and

•	plans to build, own and operate BioGTL and Flarebuster plants utilizing our developed technology.

In general, technology license agreements with clients of the Company provide a license agreement for the use of our intellectual property and catalyst technology, over which the Company holds a significant number of patents.

Current Product and Services Provided to Clients

The Company’s licensing agreements provide for the transfer of licensing rights to proprietary technology, which is considered functional intellectual property. The licensing agreements typically provide for a combination of prepaid royalty along with ongoing royalties based on output. The prepaid royalty is recognized upon execution of the licensing agreement or based on the timeline specified in the agreement. Typically, the licensing agreements contain a process guarantee to the licensee, which provides that the Company guarantees the output of 100% of the plant design capacity as long as the licensee satisfies certain operational requirements. Failure to achieve the guaranteed output may require the Company to repay a portion of the prepaid royalty based on the percent of design capacity achieved.

As such, the Company defers recognition of a portion of the prepaid royalty until resolution of the process guarantee. The revenue generated by sales of the catalyst is based on a mark-up of the catalyst costs paid to approved catalyst vendors and recognized as obligations are satisfied by those vendors. Revenue from lab and engineering services is earned on a time and materials or percent complete basis and is recognized as the work is performed. Consideration received prior to satisfying the related performance obligations is deferred and revenue will be recognized when the obligations have been met.

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Revenue from the Building, Owning and Operating of Plants

EFT believes that substantial growth is achievable by using its technology to build, own and operate renewable fuels and chemical plants, solely or in partnership with others in standardized technology configurations. These configurations are:

(1)	BioGTL - a very small 75-100 barrel per day (BPD) plant that produces renewable diesel or jet fuel from biogas feedstocks. The BioGTL plant is designed to utilize waste gases from landfills, wastewater treatment plants or agricultural digesters. The total resource base in the United States alone is estimated to be large enough to support over 1,000 100 BPD BioGTL plants. EFT also is working on 500 BPD BioGTL application that will utilize RNG (Renewable Natural Gas) that has been cleaned up to pipeline specification and therefor can delivered by pipeline to any location on the pipeline system. This allows EFT to benefit from economies of scale that come with the larger plant and build it in the most desirable location.

(2)	FlareBuster is a 500 BPD plant designed for conversion of flared natural gas feed with greatly reduced GHG emissions. The FlareBuster can also be configured to make higher value products like solvents and lubricants from flared, stranded or otherwise compromised natural gas.

These products align with the world’s green energy initiatives by significantly reducing GHG emissions.

Market

The Company is participating in two distinct markets that use products made from its technology: Renewable fuels and flare mitigation. In both markets, the Company’s technology is focused on reducing the total GHG produced from it in the production of synthetic fuels compared to the production of conventional fossil fuels.

At least 64 countries around the world have established targets or mandates for renewable fuels.[1] The Company is primarily focused on making renewable fuels for the U.S. market. Renewable fuels made in other countries can be imported into the United States and receive the benefits that are described below. The Company is also focused on making renewable fuels that comply with the California Low Carbon Fuel Standard (“LCFS”).

Renewable Fuels Standard (RFS) in the United States

Congress created the renewable fuel standard (“RFS”) program to reduce greenhouse gas emissions and expand the nation’s renewable fuels sector while reducing reliance on imported oil. This program was authorized under the Energy Policy Act of 2005 and expanded under the Energy Independence and Security Act of 2007. (For more information see https://www.epa.gov/renewable-fuel-standard-program/ )

Program Structure

The RFS program was created under the Energy Policy Act of 2005, which amended the Clean Air Act (“CAA”). The Energy Independence and Security Act of 2007 (“EISA”) further amended the CAA by expanding the RFS program. The Environmental Protection Agency (“EPA”) implements the program in consultation with U.S. Department of Agriculture and the Department of Energy.

The RFS program is a national policy that requires a certain volume of renewable fuel to replace or reduce the quantity of petroleum-based transportation fuel, heating oil or jet fuel. The four renewable fuel categories under the RFS are:

•	Biomass-based diesel
•	Cellulosic biofuel (Biogas has been determined by the EPA to be “Cellulosic making the Company’s renewable fuels made from biogas qualify as Cellulosic)
•	Advanced biofuel
•	Total renewable fuel

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[1] https://www.biofuelsdigest.com/bdigest/2016/01/03/biofuels-mandates-around-the-world-2016/

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The 2007 enactment of EISA significantly increased the size of the program and included key changes, including:

•	Boosting the long-term goals to 36 billion gallons of renewable fuel
•	Extending yearly volume requirements out to 2022 and beyond
•	Adding explicit definitions for renewable fuels to qualify (e.g., renewable biomass, GHG emissions)
•	Creating grandfathering allowances for volumes from certain existing facilities
•	Including specific types of waiver authorities

Volume Standards as Set Forth in EISA
Year	Cellulosic Biofuel	Biomass-Based Diesel	Advanced Biofuel	Total Renewable Fuel	“Conventional” Biofuel
2018	7.0	*	11.0	26.0	15.0
2019	8.5	*	13.0	28.0	15.0
2020	10.5	*	15.0	30.0	15.0
2021	13.5	*	18.0	33.0	15.0
2022	16.0	*	21.0	36.0	15.0

*statute sets 1 billion gallons minimum, but EPA may raise requirement

Note: There is no statutory volume requirement for “conventional” biofuel. The conventional volumes in the table are calculated (total - advanced) and are certain biofuels that do not qualify as advanced.

The Clean Air Act provides EPA authority to adjust cellulosic, advanced and total volumes set by Congress as part of the annual rule process.

EISA did not specify statutory volumes after 2022. On June 21, 2023, EPA announced a final rule to establish biofuel volume requirements and associated percentage standards for cellulosic biofuel, biomass-based diesel (BBD), advanced biofuel, and total renewable fuel for 2023–2025. The rule also responded to a court remand of the 2016 annual rule by establishing a supplemental volume requirement of 250 million gallons of renewable fuel for 2023. The final volume targets published by EPA are as follows, expressed in Renewable Identification Numbers (“RINs”):

Volume Targets (billion RINs)[2]
Year	Cellulosic Biofuel	Biomass-Based Diesel[3]	Advanced Biofuel	Total Renewable Fuel	Supplemental standard
2023	0.84	2.82	5.94	20.94	0.25
2024	1.09	3.04	6.54	21.54	n/a
2025	1.38	3.35	7.33	22.33	n/a

The statute also contains a general waiver authority that allows the Administrator to waive the RFS volumes, in whole or in part, based on a determination that implementation of the program is causing severe economic or environmental harm, or based on inadequate domestic supply.

Fuel Pathways

For a fuel to qualify as a renewable fuel under the RFS program, EPA must determine that the fuel qualifies under the statute and regulations. Among other requirements, fuels must achieve a reduction in GHG emissions as compared to a 2005 petroleum baseline.

EPA has approved fuel pathways under the RFS program under all four categories of renewable fuel. Advanced pathways already approved include ethanol made from sugarcane; jet fuel made from camelina; cellulosic ethanol made from corn stover; compressed natural gas from municipal wastewater treatment facility digesters; and others.

Biomass-based diesel must meet a 50% lifecycle GHG reduction. Cellulosic biofuel must be produced from cellulose, hemicellulose, or lignin feedstock and must meet a 60% lifecycle GHG reduction (biogas has been certified as a cellulosic feedstock). Advanced biofuel can be produced from qualifying renewable biomass (except corn starch) and must meet a 50% GHG reduction.

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[2] One RIN is equivalent to one ethanol-equivalent gallon of renewable fuel

[3] BBD is given in billions of gallons, rather than RINs.

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Renewable (or conventional) fuel typically refers to ethanol derived from corn starch and must meet a 20% lifecycle GHG reduction threshold.

Lifecycle GHG reduction comparisons are based on a 2005 petroleum baseline as mandated by EISA. Biofuel facilities (domestic and foreign) that were producing fuel prior to enactment of EISA in 2007 are “grandfathered” under the statute, meaning these facilities are not required to meet the GHG reductions.

EPA continues to review and approve new pathways, including for fuels made with advanced technologies or with new feedstocks. Certain biofuels are similar enough to gasoline or diesel that they do not have to be blended, but can be simply “dropped in” to existing petroleum-based fuels. These drop-in compatible biofuels directly replace petroleum-based fuels and hold particular promise for the future.

Program Compliance Basics – Renewable Identification Numbers

Obligated parties under the RFS program are refiners or importers of gasoline or diesel fuel. Compliance is achieved by blending renewable fuels into transportation fuel, or by obtaining credits (called “Renewable Identification Numbers”, or RINs) to meet an EPA-specified Renewable Volume Obligation (RVO).

EPA calculates and establishes RVOs every year through rulemaking, based on the CAA volume requirements and projections of gasoline and diesel production for the coming year. The standards are converted into a percentage and obligated parties must demonstrate compliance annually.

Each fuel type is assigned a “D-code” – a code that identifies the renewable fuel type – based on the feedstock used, fuel type produced, energy inputs and GHG reduction thresholds, among other requirements. The four categories of renewable fuel have the following assigned D-codes:

Cellulosic biofuel is assigned a D-code of 3 (e.g., cellulosic biofuel) or D-code of 7 (cellulosic diesel and jet).

The Company expects the RINs generated by its fuels to be certified as D3 or D7.

Biomass-based diesel is assigned a D-code of 4.

Advanced biofuel is assigned a D-code of 5.

Renewable fuel (non-advanced/conventional biofuel) is assigned a D-code of 6 (grandfathered fuels are also assigned a D-code of 6).

“Renewable identification numbers” or RINs are the credits that obligated parties use to demonstrate compliance with the standard. Obligated parties must obtain sufficient RINs for each category in order to demonstrate compliance with the annual standard.

More information on RINs:

RINs are generated when a producer makes a gallon of renewable fuel. One gallon of ethanol generates one RIN. RINs for other fuels are based on the btu content of the fuel compared to the btu content of ethanol. One gallon of renewable diesel made from biogas generates 1.7 D7 RINs because of its higher btu content. One gallon of renewable jet fuel from biogas generates 1.6 D7 RINs. One gallon of gasoline blendstock (naphtha) made from biogas generates 1.45 D3 RINs. The calculations and classifications must be confirmed by the EPA before RINs are issued.

At the end of the compliance year, obligated parties use RINs to demonstrate compliance.

RINs can be traded between parties. Obligated parties can buy gallons of renewable fuel with RINs attached. They can also buy RINs on the market.

Obligated parties can carry over unused RINs between compliance years. They may carry a compliance deficit into the next year. This deficit must be made up the following year.

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The RFS program’s four renewable fuel standards are nested within each other. In other words, the fuel with a higher GHG reduction threshold can be used to meet the standards for a lower GHG reduction threshold. For example, fuels or RINs for advanced biofuel (i.e., cellulosic, biodiesel or sugarcane ethanol) can be used to meet the total renewable fuel standards (i.e., corn ethanol).

The table below shows which RIN type and D-code can be used to demonstrate compliance with the four categories of fuel that together comprise an obligated parties’ renewable volume obligation (RVO):

D-Code	Cellulosic Biofuel	Biomass-Based Diesel	Advanced Biofuel	Total Renewable Fuel
3	X		X	X
4		X	X	X
5			X	X
6				X
7	X		X	X

For cellulosic standards, an additional flexibility is provided. Cellulosic waiver credits (CWC) are offered by EPA at a price determined by formula in the statute. Obligated parties have the option of purchasing CWCs plus an advanced RIN in lieu of blending cellulosic biofuel or obtaining a cellulosic RIN.

Cellulosic Waiver Credits under the Renewable Fuel Standard Program

Cellulosic fuels have not yet been produced in sufficient amounts to satisfy the volume levels listed in the Clean Air Act. The law allows EPA to reduce the required volume of cellulosic biofuel through waiver. EPA has used this waiver provision each year since 2010.

Under this provision, EPA may reduce the volume of cellulosic RINs required by instead offering obligated parties cellulosic waiver credits (CWCs) at levels no greater than the reduced cellulosic biofuel standard. These waiver credits may be purchased at prices EPA sets using the methodology in the statute. Credits cannot not be traded or banked for future use. They must be used to meet the cellulosic biofuel standard for the year that they are offered. RIN trading and price information can be found on the EPA website.[4]

Incentives under the Inflation Reduction Act

The federal government recently created new incentives for the production of renewable diesel and renewable jet (SAF or Sustainable Aviation Fuel). Under the new law, the blender’s tax credit of $1.00/gallon is replaced with a production tax credit of $1.00 per gallon. SAF that demonstrates a GHG reduction of at least 50% can earn a production tax credit of $1.25/gallon, growing by 1% for each percentage GHG reduction up to 100%. In other words, SAF that demonstrates 100% GHG reduction earns $1.75/gallon.

The California LCFS Program

The California Low Carbon Fuel Standard is a market-based program that focuses specifically on reducing carbon intensity of fuels used within California. It was created in 2011 by the California Air Resources Board as part of several AB32 measures to reduce greenhouse gas emissions throughout the state 20% by 2030 and 80% by 2050.

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[4] https://www.energy.gov/sites/prod/files/2019/08/f65/Natural%20Gas%20Flaring%20and%20Venting%20Report.pdf

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The LCFS program provides several credit generation opportunities to incent production and use of low carbon fuels, increasing attainment of AB32 goals. Below are three ways to generate credits under the LFCS program:

•	Fuel pathway-based crediting: Low-carbon fuels in the California fuel pool can generate credits based on emissions reduced compared to the established CI baseline. These credits incent developers to bring more clean fuel options to California.

•	Project-based crediting: This category includes projects to reduce emissions across the petroleum supply chain as well as carbon capture and sequestration (CCS) using direct air capture.

•	Zero-emissions vehicle infrastructure (Capacity-based) crediting: Installation of hydrogen and DC fast charging electric infrastructure can generate credits based on capacity, then credited in accordance to fuel pathways. Infrastructure for zero emission vehicles, especially medium and heavy duty, is limited; these credits compensate for such limited infrastructure.

Fuel Pathway-Based Crediting:

•	Each LCFS credit represents one metric ton (MT) of Carbon Dioxide reduced. Credits are generated as fuel is consumed within transportation, specifically when the fuel has a CI score lower than the target established by CARB. Fuels with a CI score higher than the CARB target generate deficits. Deficits need to be offset by generating or purchasing LCFS credits.

•	Typically, regulated parties (RPs) such as refiners, petroleum importers and wholesalers are the ones generating credits and/or deficits. Alternative fuel producers can opt-into the program as RPs, if they choose to do so. Each RP along the fuel supply chain can either generate LCFS credits or deficits as they bring fuel into the state of California.

•	Carbon Intensity (“CI”) is used to measure all greenhouse gas emissions associated with the production, distribution and consumption of a fuel. Each year new CI benchmarks are set to reach LCFS program goals. The CI score is part of the equation to establish the amount of credits or deficits a fuel can generate. Each fuel has a range of CI scores, shown in the graph below. Markers represent the CI score for certified fuel pathways and the length of each bar represents the range of CI scores that may be achieved by each fuel. CI scores are developed based on life cycle analysis methodology, with varying scores due to feedstock types, origin, raw material processing efficiencies and use within transportation. Lower CI scores are most favorable because they are the cleanest solutions and therefore, awarded the highest LCFS credit values.

•	RPs that have generated deficits and not enough credits themselves must then find credits to buy and satisfy their required obligation per CARB. Alternative fuel producers, that typically generate more LCFS credits than needed, sell their credits to RPs using the LCFS Credit Banking and Transfer System, which is a CARB-administered platform. Credit owners can only sell to other RP deficit holders, meaning entities not registered by CARB as a regulated party are not allowed to hold LCFS credits.

Flare Reduction

According to the World Bank, about 150 billion cubic meters (BCM) of gas was released into the atmosphere in 2019 from gas flaring (equal to 5,298 billion cubic feet (“BCF”)/year or 14.5 BCF/day). The United States contributed 17.29 BCM or 11.5% of the total). The CO2 emissions from global flaring is estimated to be 307 million tons, the equivalent of over 60 million Internal Combustion Engine passenger vehicles assuming it is 100% combusted. But flaring it is not 100% efficient. When the harmful effects of the methane that slips by the flares are taken into account, the equivalent number jumps to over 560 million passenger vehicles.

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All flares vent some portion of methane due to incomplete combustion caused by a variety of factors. This is known as “methane slip.” Methane slip is a significant problem. In countries that flare it is a much bigger contributor to GHG emissions than the CO2 created by the flares. According to the IPCC Fifth Assessment Report, methane has 86 times the Global Warming Potential (GWP) of CO2 (on a mass basis) on a 20-year timescale and 28 times on the 100-year timescale. (Note, the GWP for methane used to be stated as 25. The IPCC Fifth Report has upgraded that estimate to 28.)

In most cases in the United States, flaring occurs because there is no economic use for the gas which is produced in association with oil production. The Company believes that its FlareBuster product offers an economical solution for flared gas in many circumstances. Other uses for flared gas include generation of electricity, conversion to LNG, CNG or certain chemicals. The economic viability of any option tends to be site specific. Flaring in the United States is regulated at both the federal and state level.[5]

Competition

We are competing on the national and international level with companies who can offer other uses for biogas and flared gas as well as companies who have developed or are developing technologies that produce liquid transportation fuels from these feedstocks and from other renewable feedstocks such as municipal solid waste, biomass, carbon dioxide and other materials. Competitors have developed similar processes to ours including catalytic chemical reactions turning synthesis gas (carbon monoxide and hydrogen) into fuels (liquid hydrocarbons, such as diesel or jet fuel) and providing integrated end-to-end processes that convert solid wastes, first to synthesis gas and then to liquid transport fuels.

There are several large companies who have Fischer-Tropsch technology but are not considered competition to the Company because the companies have not attempted to pursue small scale plant development (under 10,000 BPD). The oldest is Sasol who operates several large-scale gas-to-liquids plants in South Africa and one in Qatar. Shell also operates a large-scale plant in Qatar and another smaller plant in Bintulu Malaysia. Exxon and Chevron have also developed Fischer-Tropsch technology but have not, to date, commercialized it. Johnson Matthey (in partnership with BP) has licensed one plant, Fulcrum Bioenergy a MSW to Fuels plant located near Reno, Nevada. BP is an investor in Fulcrum.

The World Bank, under its Global Gas Flaring Reduction program has, for several years, published data on companies developing and/or offering small scale gas to liquids technology.[6] The most recent version of that report includes several companies that claim to have commercially ready technology, including EFT. Others included are Velocys, Greyrock, Bluescape Clean Fuels (formerly Primus Green Energy), CompactGTL, Infra Technology, GasTechno, Topsoe/MPS, Maverick Synfuels, AUM Energy and BGTL, along with several others who are still in development. Some of these companies have considerably more financial resources than the Company. The technologies and the type and quality of the products made vary widely.

Other uses for biogas and flared gas are also potential competitors to the Company. These other uses may include, but are not limited to, production of electricity, conversion to LNG or CNG, conversion to methanol, conversion to chemicals and, in the case of biogas, clean up and use as renewable natural gas. Each opportunity for feedstock tends to be evaluated based on which available option will provide the best economic solution at that specific location.

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[5] https://www.energy.gov/sites/prod/files/2019/08/f65/Natural%20Gas%20Flaring%20and%20Venting%20Report.pdf

[6] https://www.worldbank.org/en/programs/gasflaringreduction

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Raw Materials/Suppliers

Porocel Industries owned by Evonik Industries AG and Eurosupport are the two manufacturers that manufacture our proprietary catalyst based upon our specifications. For laboratory work the primary raw materials are gases supplied by Airgas that represents more than 11% of our lab and engineering expenses for the year end December 31, 2023. Raw materials are ordered and purchased by our licensees while we coordinate ordering processes.

Employees

The Company employs a staff of seven full-time and two part-time employees.

Regulation

Building commercial plants with our technology is subject to several different environmental laws, regulations and permitting requirements administered by the EPA and the states where our facilities may be located, including Clean Air Act requirements as the production of renewable fuels involves the emission of various airborne pollutants.

Intellectual Property

We currently have 18 issued patents with several more pending and in development. Issued patents include 10,836,963; 10,836,634; 11,220,473; 10,815,165; 10,662,382; 10,434,506; 10,434,484; 10,329,492; 9,677,005; 9,676,678; 9,358,526; 9,321,641; 9,180,436; 9,062,257; 9,034,208; 8,894,939; 11,685,869 and 11,565,227.

Of the 18 issued patents, 5 are related to various design elements of the Fischer-Tropsch (FT) reactor. The FT reactor and the FT catalyst are at the heart of everything we do. The first three reactor patents (10,836,963; 10,662,382 and 10,434,484) are variations of our preferred reactor type. The variations give us flexibility to design for variables with respect to gas composition that we can encounter in a project.

One other patent (8,894,939) is a developmental reactor design that may be useful in future products, or we could license it to others. The FT catalyst patents (9,358,526 and 9,180,436) are used in everything we plan to do. The Catalyst activation/regeneration patent (10,434,506) is used with our FT catalyst in everything we do.

The FT shutdown procedure patent (10,329,492) is used in everything we do. The tail gas recycle patent (9,062,257) helps increase yields and is useful in everything we do. Our most recent issued patent 11,685,869 covers our method to optimize jet fuel yield and quality. This technology improvement has become a very important part of our technology platform as the demand for sustainable aviation fuel (SAF) is growing rapidly.

Litigation

In the normal course of business, the Company may be involved in legal proceedings, claims and assessments arising in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

The Company’s Property

The Company leases its Tulsa, Oklahoma facility under a lease agreement that expires in July 2026.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes included in this 1-K Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” in the Company’s Offering Statement on Form 1-A and elsewhere in this Report.

Overview

Emerging Fuels Technology Inc. is an energy technology company with a headquarters, research and development, and lab operating facility located in Tulsa, Oklahoma. The Company has a growing patent portfolio with historic operating revenue from laboratory and engineering services, contract research, technology license fees and catalyst sales from multiple licensed projects at various stages of development. The Company is planning to expand its business by using its technology to build, own and operate facilities to profitably turn waste sources of carbon into drop-in compatible fuels and chemicals that greatly reduce GHG emissions.

There are multiple paths for producing renewable fuels and chemicals with the Company’s technology. Generally, this conversion takes three steps. Step one is conversion of renewable feedstocks into synthesis gas comprising Carbon Monoxide (CO) and Hydrogen (H2) which is sourced from multiple technology providers in the market. For steps two and three, the Company has developed technology which includes Fischer-Tropsch synthesis to make synthetic crude oil and upgrading of the synthetic crude into finished products. This technology has taken years to develop, perfect and position for commercialization and the Company is one of a handful of companies with commercially viable technology.

The Company has developed two new configurations of its technology that significantly expand its commercial opportunities. These configurations are: (1) BioGTL, a small (typically 75-100 BPD) plant that produces renewable diesel or jet fuel from biogas feedstocks and (2) FlareBuster, a 500 BPD plant designed for conversion of flared natural gas feed into alternative transportation fuels which greatly reduces GHG emissions when compared to flaring. The Company believes that since both configurations are highly integrated and modular, the capex is reduced and because of the size, the installation schedule is shorter, compared to projects based on solid renewable feedstocks. The FlareBuster can also be configured to make higher value products like solvents and lubricants from flared, stranded or otherwise compromised natural gas. These products align with the world’s green energy initiatives by significantly reducing GHG emissions. Recent federal penalties for flaring could have a significant impact on the interest in FlareBuster applications in the US.

Currently our licensing business includes clients with commercial licensed plants in start-up or under construction, and others are in detailed design and are positioning to be the technology provider for a growing number of renewable fuels projects. The Company believes that substantial growth is achievable by using its BioGTL and FlareBuster technology to build, own and operate renewable fuels and chemical plants, solely or in partnership with others. The Company is raising funds to implement a business plan to expand our renewable/alternative fuels business.

Historically our operating results are most influenced by our revenues from technology license fees and catalyst sales. Technology license and catalyst sales are high margin and can also drive laboratory and engineering services. A large portion of our revenue is generated from a small number of clients with relatively large technology license fees and catalyst sales. The timing of these large technology license fees and catalyst transactions are often unpredictable and make revenues and profits fluctuate. For instance, revenue for licensing, which includes catalyst income, was $2,199,070 for licensing and catalyst income from four clients in 2023 compared to $1,675,000 for licensing and catalyst income from one client in 2022.

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Critical Accounting Policies and Estimates

The Management Discussion and Analysis of Financial Condition and Results of Operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. We base our estimates and assumptions on historical experiences and various other factors that are believed to be reasonable under the circumstances. These estimates and assumptions are evaluated on an ongoing basis. Actual results may differ from previously estimated amounts due to different assumptions or conditions. The following critical accounting policies which involve significant judgements and estimates, are used in the preparation of our financial statements:

Revenue Recognition

The Company generates revenue through contracts in which it (i) sells Fischer-Tropsch and ammonia oxidation catalysts, (ii) provides technology license agreements and (iii) performs lab and engineering services. In general, contracts with the Company provide a license agreement for the use of its intellectual property and catalyst technology, over which the Company holds a significant number of patents. The majority of the Company’s revenue is derived from a small number of significant commercial customers. Revenue is recognized when the Company satisfies a performance obligation by transferring promised goods or services to a customer. Revenue from goods or services is measured as the amount of consideration expected to be received in exchange for the goods and services delivered.

The Company’s licensing agreements provide for the transfer of licensing rights to proprietary technology, which is considered functional intellectual property. The licensing agreements typically provide for a combination of prepaid royalty along with ongoing royalties based on output. The prepaid royalty is recognized upon execution of the licensing agreement or based on the timeline specified in the agreement. Typically, the licensing agreements contain a process guarantee to the licensee, which provides that the Company guarantees the output of 100% of the plant design capacity as long as the licensee satisfies certain operational requirements. Failure to achieve the guaranteed output may require the Company to repay a portion of the prepaid royalty based on the percent of design capacity achieved. As such, the Company defers recognition of a portion of the prepaid royalty until resolution of the process guarantee. The revenue generated by sales of the catalyst is based on a mark-up of the catalyst costs paid to approved catalyst vendors and recognized as obligations are satisfied by those vendors. During 2021, the Company began selling ammonia oxidation catalyst to customers. The Company acquires this catalyst from a vendor and recognizes revenue and costs of the catalyst and revenue sharing marketing costs upon delivery to the customer. Revenue from lab and engineering services is earned on a time and materials or percent complete basis and is recognized as the work is performed. Consideration received prior to satisfying the related performance or delivery obligations is deferred and revenue will be recognized when the obligations have been met.

Accounts Receivable and Bad Debts

The Company has receivables that arise from its customer agreements. The provision for credit losses is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable; however, changes in circumstances relating to accounts receivable may result in a requirement for additional provisions in the future. A provision for credit losses was established in the amount of $263,310. This amount is related to services provided to our licensee in Trinidad and Tobago. During 2021, the licensee’s gas to liquid fuels plant experienced an adverse event during start-up that involved part of the plant not related to our technology license. The plant has been down for repairs and improvements, and it is not clear if sufficient funding will be obtained to resume operations or pay our receivables.

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Long-Lived Assets

The Company assesses all long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors that are considered in deciding when to perform an impairment review include significant under-performance of the business in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets.

Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful life. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from the disposition, is reflected in income.

Patents and Trademarks

Patents and trademarks are recorded at cost less accumulated amortization and impairment losses. Amortization is charged on a straight-line basis over the lesser of 20 years from the date of filing or 17 years from the date of issuance, which is the estimated useful economic life. Useful lives are reviewed annually and adjusted if appropriate.

Operating Lease Asset and Liability

The Company adopted ASU No. 2016-02 effective January 1, 2022 using the modified retrospective approach which establishes new accounting and disclosure requirements for leases. This ASU requires lessees to classify most leases as either finance or operating leases and to initially recognize a lease liability and right-of-use asset.

Income Taxes

Deferred income taxes are provided to reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Tax credits are recognized as a reduction to income taxes in the year the credits are earned.

Tax positions are recognized only when it is more likely than not (likelihood of greater than 50%) that the position would be sustained upon examination based solely on the technical merits of the position. Tax positions that meet the more likely than not threshold are measured using a probability-weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement.

Stock-Based Compensation

The Company measures compensation cost for stock option awards at fair value and recognizes compensation over the service period for awards expected to vest. The fair value of each option grant is estimated on the date of grant using the Black-Scholes pricing model and straight-line amortization of compensation expense over the requisite service period of the grant. The determination of fair value using the Black-Scholes model requires a number of complex and subjective variables. Key assumptions in the Black-Scholes pricing model include the market value and exercise price of the options, the expected term, expected volatility, the risk-free interest rate, and estimated forfeitures.

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Results of Operations

Year Ended December 31, 2023 Compared to Year ended December 31, 2022

Revenue

The following table summarizes revenues and the percent change from the prior year:

	For the Years Ended December 31,
	2023	2022	% Change
Revenue
Lab and licensing	$2,769,532	$1,746,950	59%
Engineering and technical	243,455	1,170,350	-79%
Other	30,335	88,208	-66%
Total revenue	$3,043,322	$3,005,508	1%

Total revenues in 2023 increased $37,814 or 1% when compared to the prior year due to lab and licensing revenue increases that offset declines from engineering and technical and other revenue declines.

Revenue for licensing, which includes catalyst income was $2,199,070 in 2023, an increase of 31% when compared to the prior year. The licensing and catalyst revenues was from two major licensing transactions, (1) approximately $1.1 million from our GTL license recognized with a Canadian based energy company for their 625 BPD plant that will be located in Northwestern Canada and (2) one of the Company’s licensees had its biofuels facility foreclosed upon in 2022 by the licensee’s debtholder. In April 2023, the facility was sold at an auction to satisfy the obligations of the licensee. The licensing rights to the Company’s technology that covered the facility were not part of this auction.  As such, the acquiring entity (i) did not obtain the licensing rights to the Company’s technology for use at the facility and (ii) had no plans to operate the facility utilizing the Company’s technology. In July 2023, the Company issued termination notices under three separate agreements (Site License Agreement, Catalyst Purchase Agreement, and Technical Services Agreement) to such licensee and its debtholder. In August 2023, after neither the licensee nor its debtholder cured any of the conditions that were the basis of such termination notices, all of the aforementioned agreements terminated, including any performance guarantees contained therein.  The termination of these agreements resulted in the Company recognizing approximately $506,000 in paid license fees and approximately $100,000 in paid service fees that had been reported as deferred revenue in prior years. In addition to these major license transactions, the Company also recognized approximately $602,000 in three catalyst transactions in 2023, including $285,000 from one ammonia oxidation catalyst sale. These 2023 licensing revenues compared to $1,675,00 from one client during 2022 as the Company entered into agreements with a buyer, and the bankruptcy trustee for the sale of EFT proprietary catalyst owned by a former shareholder and customer that liquidated its business under Chapter 7 of the U.S. Bankruptcy Code in 2020. In connection with this liquidation, EFT agreed to assist with identifying buyers for that catalyst and split the proceeds with the bankruptcy trustee. During 2022, the Company arranged with the bankruptcy trustee for the sale of catalyst for a sales price of $4.2 million and after payments to suppliers of $850,000, and the shared proceeds with the bankruptcy trustee, the Company recognized income of $1,625,000 for proceeds received when the catalyst was delivered to the buyer. Lab services income increased to $570,462 in 2023 from $71,950 or almost 700% in 2023 due to increased projects for the production of lab product samples in 2023 when compared to 2022, when lab resources were shifted to support engineering activities during that year.

Engineering and technical revenues decreased $926,895 or 79% in 2023 when compared to the prior year due primarily to the client demand for engineering services to provide pilot demonstration facilities and engineering for Front End Engineering Design (FEED) study projects completed in 2022. These 2022 engineering services ultimately lead to increased licensing in 2023. Other revenue decreased $57,873 or 66% in 2023 compared with 2022 primarily due to $71,981 for Employee Retention Credits received in 2022. The remaining other revenues increased in 2023 as billings for recoverable expenses associated with increased lab activity in 2023 increased when compared to 2022.

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Lab and Engineering Costs

The following table summarizes lab and engineering costs and the percent change from the prior year:

	For the Years Ended December 31,
	2023	2022	% Change
Lab and Engineering Costs
Payroll and benefits	$483,297	$441,651	9%
Subcontracted services	319,367	673,685	-53%
Gas costs	150,227	141,745	6%
Catalyst and demo plant costs	327,855	335,757	-2%
Other	56,405	21,054	168%
	$1,337,151	$1,613,892	-17%

Lab and engineering costs decreased $276,741or 17% when 2023 is compared with 2022. The decrease was primarily attributable to decreased subcontracted services for engineering costs of $354,318 or 53% due to increased supporting engineering project costs incurred for FEED studies for clients in 2022 when compared to 2023. Payroll and benefits cost increased $41,616 or 9% in 2023 when compared to 2022 primarily due to staff performance bonuses paid in 2023. Additionally, gas costs increased $8,482 or 6% in 2023 primarily due to the increased pricing for gas from our primary supplier when compared to the prior year. Other lab and engineering increased $35,351 or 168% in 2023 when compared to 2022 primarily for freight, taxes and other billable costs that were mostly recovered in clients’ billings.

Operating Expenses

The following table summarizes operating expenses and the percent change from the prior year:

	For the Years Ended December 31,
	2023	2022	% Change
Operating Expenses
Payroll and benefits	$790,268	$646,832	22%
Contract and professional services	528,198	452,482	17%
Rent	74,003	73,033	1%
Utilities	53,501	52,915	1%
Depreciation and amortization	48,828	46,392	5%
Loss on asset impairment	4,847	–
Other	106,834	82,005	30%
Total operating expenses	$1,606,479	$1,353,659	19%

Operating expenses increased $276,741 or 19% in 2023 when compared to 2022. This increase was attributed to increased payroll and benefits cost of $143,436 or 22% in 2023 when compared to 2022 primarily due to staff performance bonuses paid in 2023. Additionally, increases in contract and professional services expenses of $75,716 or 17% occurred when compared to the prior year. Most of the increase for contract and professional services expense is attributed to expenses associated with the Company’s legal costs associated with increased contracting costs associated with revenue activities and increased legal costs associated with filing costs for required offering documents. In addition, other operating expenses increased $24,829 or 30% in 2023 when compared with the prior year largely attributed to approximately a $12,000 increase in subscription software modeling expense and approximately a $5,000 increase in travel in 2023.

Also, there was a loss on asset impairment recognized in 2023 of $4,847 for unamortized costs associated with the abandonment of a patent and trademark.

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Other Income (Expense)

The following table summarizes other income (expense) and the percent change from the prior year:

	2023	2022	% Change
Other Income (Expense)
Interest income (expense), net	$(48,019)	$(89,769)	-47%
Total other Income (expense)	$(48,019)	$(89,769)	-47%

Interest income (expense) was a net interest expense of $48,019 in 2023 compared to a net interest expense of $89,769 in 2022.

On September 3, 2020, the Company entered into a loan authorization and agreement in the amount of $150,000 with the United States SBA, as lender, pursuant to the SBA’s Economic Injury Disaster Loan (EIDL) assistance program in light of the impact of the COVID-19 pandemic on the Company’s business. On August 2, 2021, the Company’s EIDL loan was modified to increase the borrowings under the loan from $150,000 to $500,000. Interest expense on this EIDL loan was $18,750 in 2023 and 2022.

In August 2021, the Company issued $750,000 of convertible balloon loans (“Convertible Balloon Loans”). Initially, the notes were due and payable in full on the first anniversary of the execution date and bore interest at 10% per annum. In August 2022, $650,000 of the Convertible Balloon Loans were extended to the second anniversary of the execution date. In addition, holders of $100,000 of the Convertible Balloon Loans elected to convert principal and interest of $10,000 into 220,000 shares of Non-Voting Common Stock. During August 2023, $425,000 of the Convertible Balloon Loans were again extended and now are due and payable in full on the third anniversary of the execution date and bear interest at 10% per annum. In addition, holders of $175,000 of the Convertible Balloon Loans elected to convert principal and interest into 423,500 shares of Non-Voting Common Stock. Payments were made to the remaining maturing note holders of $60,500 for their notes and interest in 2023.

Interest on the Convertible Balloon Loans was $64,627 and $73,410 for the years ended December 31, 2023 and 2022, respectively. Accretion of debt discount was $3,177 for the year ended December 31, 2022.

Interest income earned from interest bearing deposit accounts was $35,358 in 2023 and $5,569 in 2022.

Liquidity and Capital Resources

At December 31, 2023, our principal sources of liquidity consisted of cash and cash equivalents of $3,174,331 and accounts receivable, net of reserve, of $65,677. This compares with December 31, 2022, cash and cash equivalents of $$1,509,041 and accounts receivable, net of reserve, of $125,282.

For the year ended December 31, 2023, the increase in cash of $1,665,290 was primarily provided by net cash provided by operating activities of $1,590,129. The cash provided by operating activity in the current year was primarily attributed to the increase in deferred revenues of $1,435,393. This increase was attributed to collections on client license contracts in advance of revenue including approximately $2.2 million collected from our GTL license with a Canadian based energy company for their 625 BPD plant. That transaction generated approximately $1.1 million in license revenue in 2023 and increased deferred revenues by approximately $1.1 million for process guarantees associated with the plant that will be located in Northwestern Canada. Additionally in 2023, the Company granted a client access to the Company’s proprietary technology for sustainable aviation fuel utilizing our Fischer-Tropsch synthesis and Maxx Jet™ upgrading technology, subject to certain terms and conditions. To date, the Company has received and deferred $1 million from this non-refundable agreement. Also in 2023, one of the Company’s licensees that had its biofuels facility foreclosed upon by their debtholder in the prior year was able to sell at an auction to satisfy the obligations of the licensee.  The licensing rights to the Company’s technology which covered the facility was not part of this auction.  As such, the acquiring entity (i) did not obtain the licensing rights to the Company’s technology for use at the facility and (ii) had no plans to operate the facility utilizing the Company’s technology.  In July 2023, the Company issued termination notices under three separate agreements (Site License Agreement, Catalyst Purchase Agreement, and Technical Services Agreement) to such licensee and its debtholder. In August 2023, after neither the licensee nor its debtholder cured any of the conditions which were the basis of such termination notices, all the aforementioned agreements terminated, including any performance guarantees contained therein. The termination of these agreements resulted in the Company recognizing approximately $506,000 in paid license fees and $100,000 in paid service fees that had been reported as deferred revenue in prior years. These changes combined with other smaller net reductions in deferred revenue resulted in the $1,435,393 provided by deferred revenue of the $1,590,129 of cash provided by operating activities for 2023.

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For the year ended December 31, 2022, cash increased $267,306 primarily due to cash flows provided by operating activities totaling $267,926. The cash provided by operations was attributed to increases in accrued expenses for contractual obligations of $257,450 and collected fees in advance of services provided resulting in increased deferred revenues of $83,775 offset by other working capital changes.

Cash used in investing activities for property and equipment purchases and patent and trademark costs were $46,692 in 2023 and $31,767 in 2022.

Financing activities during 2023 included $50,000 paid to holders of Convertible Balloon Loans and proceeds from non-voting stock sales were $171,853 in 2023 compared to $31,147 in the prior year.

The Company received pandemic relief loan advances of $500,000 from the EIDL assistance program. Borrowings under this EIDL loan bear interest at 3.75% per annum and are secured by a security interest on all of the Company’s assets. At December 31, 2023, the EIDL loan balance was $500,000 and has accrued interest of $22,248. The Company is required to make monthly principal and interest payments of $2,534 that commenced in March 2023. All remaining principal and accrued interest is due and payable in September 2050. The loan may be repaid at any time without penalty.

In August 2021, the Company issued $750,000 of Convertible Balloon Loans. Initially, the notes were due and payable in full on the first anniversary of the execution date and bear interest at 10% per annum. In August 2022, $650,000 of the Convertible Balloon Loans were extended to the second anniversary of the execution date. In addition, holders of $100,000 of the Convertible Balloon Loans elected to convert principal and interest of $10,000 into 220,000 shares of Non-Voting Common Stock.

During August 2023, $425,000 of the Convertible Balloon Loans were again extended and now are due and payable in full on the third anniversary of the execution date and bear interest at 10% per annum. In addition, holders of $175,000 of the Convertible Balloon Loans elected to convert principal and interest into 423,500 shares of Non-Voting Common Stock. Payments of $60,500 were made to the remaining maturing note holders, including $10,500 of accrued interest.

The extended notes provide that at any time prior to payment in full of the outstanding principal balance and accrued interest on the maturity date the investor may convert the balloon loan and receive shares of the Company’s Non-Voting Common Stock at a conversion rate of 1 share for each $0.50 of the investor’s principal plus interest.

As of December 31, 2023, accrued interest on these notes amounted to $107,383.

Furthermore, in connection with the Convertible Balloon Loans, the Company issued the investors 1,500,000 warrants to purchase the Company’s Non-Voting Common Stock at a rate of 1 warrant for each $0.50 of the principal amount of the convertible notes with an exercise price of $0.50 per share and a ten (10)-year term.

In August 2021, the Company filed an offering statement on Form 1-A under Regulation A of the Securities Act pursuant to which the Company intends to offer up to 20,833,333 shares of non-voting common stock at a price of $3.60 per share. The offering commenced on September 17, 2021. The Company has filed two post-qualification amendments to the offering statement to extend the offering for two additional years; the most recent amendment was qualified on September 26, 2023. During 2023 and 2022, proceeds from this offering were $171,853 and $31,147, respectively. Our equity offering for non-voting shares has been adversely impacted by delays and initially poor market conditions for Regulation A offerings. Additionally, the complexity of the Company’s marketing message and the uniqueness of being the first renewable energy company to issue a Regulation A offering that was not a wind or solar business may have also contributed to slower acceptance. The Company expects to continue to renew marketing efforts for our offering in 2024 as additional commercial transactions are finalized in 2024.

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Historically our operating results and liquidity has been tied to our revenues from technology license fees and catalyst sales. Technology license and catalyst sales are high margin and can drive laboratory and engineering services. A large portion of our revenue is generated from a small number of clients with relatively large technology license fees and catalyst sales. The timing of these large technology license fees and catalyst transactions are often unpredictable and make revenues and profits fluctuate. Prior to our current Regulation A Offering, the Company’s most recent capital raise was $3.0 million and occurred in December 2015 and the Company has relied on operating results since that last capital transaction.

The Company generated a net income for the year ended December 31,2023 and a net loss for the year ended December 31, 2022. The Company has incurred cumulative operating losses since inception and may incur additional losses in the future.

Management understands that generation of cash from operating activities as provided by the years ended December 31, 2023 and 2022 remains important for continued operations. The Company’s ultimate success depends on the outcome of a combination of factors, including the following: (i) successful commercialization of patented technology; (ii) continued growth in market acceptance and commercial viability of the Company’s products; and (iii) ability to meet working capital needs. Management believes that there are several positive initiatives that will allow the Company to achieve its goals, including the following: (i) interest in renewable fuels has continued to increase, attributable to higher oil prices, government incentives and the drive for decarbonization; (ii) the Company has discussions with several large companies seeking a strategic partnership; and (iii) the Company has experienced an increased level of inquiries from project developers seeking to license its technology for biomass and biogases to liquid fuels and CO2 to fuels projects. At December 31, 2023, the Company has in excess of $3.2 million in cash and receivables. Additionally, the Company continues to pursue additional sources of funding, including raising funds through the issuance of common stock under its Regulation A offering.

Based upon the Company’s current operating plan, management expects that cash at December 31, 2023, in combination with anticipated revenue and additional sources of funding, will be sufficient to fund operations for at least the next 12 months. The Company has evaluated and will continue to evaluate its operating expenses and will concentrate its resources toward successful commercialization of its patented technology. However, there are no assurances that the Company will be successful in implementing its plan and any inability to execute the plan could have a material adverse effect on the business and its operations.

Trend Information

Interest in renewable fuels has increased dramatically over the past year as evidenced by the increase in license contracts and associated increases in deferred revenues in 2023. Much of this increase can be attributed to higher oil prices, energy incentives and drive to decarbonization. The Company continues to have discussions with several large companies seeking a strategic partnership to develop their resources. We are also seeing a higher level of inquiries from project developers seeking to license our technology for biomass and biogases to liquid fuels and CO2 to fuels projects. We expect this trend to continue for the foreseeable future. Our BioGTL plant design gives the Company another entry into the renewable fuels space. The increased interest in renewable fuels is also causing an increase in activity for our engineering and lab services associated with our licensee projects or potential licensee projects.

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Item 3. Directors and Officers

The Company’s officers and directors are as follows.

Name	Position	Age	Term of Office (if indefinite give date appointed)	Approximate hours per week (if part-time/full-time)
Executive Officers:
Kenneth L. Agee	President	67	Since 10/29/2010	40
Mark A. Agee	VP Business Development	71	Since 04/29/2014	40
Edwin L. Holcomb Jr.	Chief Accounting Officer	65	Since 07/27/2017	40

Directors:
Kenneth L. Agee	Chairman	67	Since 10/29/2010	4
Edwin L. Holcomb Jr.	Director	65	Since 08/03/2015	4
Hyleme S. George III	Director	45	Since 11/13/2023	1
Raymond Lee Witten	Director	69	10/14/2014-10/04/2016; 04/18/2017 to present	1
Terry Lee Ingle	Director	71	Since 02/28/2012	1

Significant Employees:
Gary Ronald Young	Manager of Laboratory Services	49	Since 01/11/2008	40
James William Engman	Manager of Technical Services	75	Since 01/11/2008	30

Kenneth L. Agee, Founder, President and Director, has a background in crude oil refining and natural gas processing. In 1984, he formed Syntroleum Corporation a publicly traded company where he held the position of CEO and did extensive GTL development with several large oil companies between 1990 and 2007. In 2007, Mr. Agee formed EFT where he has worked to establish a growing contract research and technology licensing business while developing novel approaches to FT catalysis, reactor design, process integration and product upgrading that will significantly reduce the construction and operating cost of small, modular plants. Mr. Agee holds a degree in Chemical Engineering from Oklahoma State University and is listed on 26 issued U.S. patents and 3 pending patents. Kenneth Agee is the brother of Mark Agee.

Mark A. Agee, VP of Business Development, has spent his entire career growing technology companies, from start-up through IPO, having taken two companies public. Mr. Agee was one of the original investors in Syntroleum, founded by his brother Kenneth Agee in 1984. Ten years later, he joined the Company as VP of Finance and later became its President/COO. During his tenure with Syntroleum, he negotiated several partnerships, joint R&D agreements and license agreements with 7 international oil companies. He led Syntroleum’s public offering in 2000. Mr. Agee’s involvement with EFT began in 2010 where he has focused primarily on business development, strategy and licensing. He holds a degree in chemical engineering from the University of Tulsa and is listed on 10 issued U.S. patents all in the field of synthetic or renewable fuels.

Edwin L. Holcomb Jr., Chief Accounting Officer and Director, has eight years of public accounting and 31 years of corporate finance experience. He has held positions of VP of Finance, Chief Accounting Officer, and Controller prior to joining EFT and has over 10 years directing the SEC reporting at Docucorp International, EXE Technologies and Memorex Telex. Mr. Holcomb is a CPA and holds a BSBA degree majoring in Accounting from the University of Tulsa.

Ronnie Young, Lab Manager, joined the Company from Syntroleum Corporation where he was a supervisory chemist. Mr. Young has a background in oil and gas production and farming/ranching. While earning a M.S. in Chemistry from the University of Oklahoma, Mr. Young gained applicable experience in the synthesis, handling, and characterization techniques for air and moisture sensitive materials. As the lab manager for the Company, Mr. Young continues to direct lab operations which have expanded beyond small scale to various pilot plant reactor designs and capabilities. Additionally, Mr. Young has worked to make improvements in Fischer-Tropsch catalyst formulation, preparation, and characterization methods in support of two commercial catalyst manufacturers.

James W. Engman, Technical Services Manager, joined the Company from Syntroleum Corporation and has spent over 20 years working in the laboratory supporting the development of FT catalyst and related process technologies. Mr. Engman has managed the catalyst development laboratory for both Syntroleum and the Company. Mr. Engman has provided technical support for both our FT reactor and catalyst development activities and our extensive hydro-processing development activities. This included developing catalyst and process parameters for production of jet, diesel, solvents and base oils. Prior to his work in the FT, Mr. Engman was the Laboratory Director for National Analytical Laboratories an environmental testing service laboratory. Mr. Engman holds a B.S. in Biochemistry from the University of Minnesota and an M.S. in Chemistry from St. Mary’s University of Texas.

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Terry L. Ingle, Director, is the President and part owner of Mingo Manufacturing Inc. in Owasso, Oklahoma. Mr. Ingle has held that position 20 of the past 23 years. Mingo Manufacturing is an engineering and machine shop with heavy emphasis in the design and manufacture of downhole submersible and surface mounted oil pumping equipment. Mingo Manufacturing has been in business since 1981. Mr. Ingle’s main duty is to oversee the day-to-day operations of the Company. Mr. Ingle graduated from Oklahoma State University in 1978 with a Bachelor of Science degree in Mechanical Engineering Design Technology.

Ray L. Witten, Director, is the Vice President and part owner of Mingo Manufacturing Inc. in Owasso, Oklahoma. Mr. Witten has held that position for the last 40 years. Mingo Manufacturing is an engineering and machine shop with heavy emphasis in the design and manufacture of downhole submersible and surface mounted oil pumping equipment. Mingo Manufacturing Inc. has been in business since 1981. Mr. Witten oversees the design and production of new product lines for Mingo Manufacturing. Mr. Witten graduated from Oklahoma State University in 1979 with a Bachelor of Science degree in Mechanical Engineering Design Technology.

Hyleme S. George, Director, is the Vice President of M&A and Strategic Partnerships at Black & Veatch Corporation. Prior to Black & Veatch (2014-present), Mr. George held leadership positions in the financial services (UMB Bank, Capital One), industrial equipment (Caterpillar), and management consulting industries (Accenture). Mr. George is a Lean Six Sigma Master Black Belt and holds a Bachelor in Business Administration from the University of Kansas.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2023 we compensated our three highest-paid directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Kenneth L. Agee	President	220,000	55,000	275,000
Mark A. Agee	VP Business Development	200,000	50.000	250,000
Edwin L. Holcomb Jr.	Chief Accounting Officer	125,000	31,250	156,250

For the fiscal year ended December 31, 2023, our directors were not paid any compensation for their services as directors. There are five (5) directors in this group.

Each of the Company’s officers have entered into employment agreements with the Company. Under his employment agreement, Ken Agee is paid a salary of $220,000. He received a 25% performance bonus in 2023. Any bonus will be based on the achievement of goals and milestones established by the Company’s board of directors. In the event that his employment is terminated other than for cause or his resignation, he is eligible to receive severance of 3 months’ salary and benefits and any amounts of compensation not yet paid at the date of termination. In the event of a change of control of the Company (as defined in the agreement), if his employment is terminated for any reason other than death, disability, retirement, just cause or Good Reason (as defined in the agreement), he is eligible to receive severance of up to 18 months’ salary. In either instance of termination, he is also eligible to be paid a pro rata portion of any bonus determined by the board of directors, in its sole discretion, to be paid to employees for the year in which the termination occurred.

Under his employment agreement, Mark Agee is paid a salary of $200,000. He received a 25% performance bonus in 2023 Any bonus will be based on the achievement of goals and milestones established by the Company’s board of directors. In the event that his employment is terminated other than for cause or his resignation, he is eligible to receive severance of 3 months’ salary and benefits. In the event of a change of control of the Company (as defined in the agreement), if his employment is terminated for any reason other than death, disability, retirement, just cause or Good Reason (as defined in the agreement), he is eligible to receive severance of up to 18 months’ salary. In either instance of termination, he is also eligible to be paid a pro rata portion of any bonus determined by the board of directors, in its sole discretion, to be paid to employees for the year in which the termination occurred.

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Under his employment agreement, Ed Holcomb is currently paid a salary of $125,000 that is not reflected in the employment agreement but agreed to between Mr. Holcomb and the Company. His salary was adjusted from $95,000 to $125,000 annually on November 12, 2021. He received a 25% performance bonus in 2023. Any bonus will be based on the achievement of goals and milestones established by the Company’s board of directors. In the event that his employment is terminated other than for cause or his resignation, he is eligible to receive severance of 3 months’ salary and benefits. In the event of a change of control of the Company (as defined in the agreement), if his employment is terminated for any reason other than death, disability, retirement, just cause or Good Reason (as defined in the agreement), he is eligible to receive severance of up to 18 months’ salary. In either instance of termination, he is also eligible to be paid a pro rata portion of any bonus determined by the board of directors, in its sole discretion, to be paid to employees for the year in which the termination occurred.

Item 4. Security Ownership of Management and Certain Securityholders

The following table displays, as of March 31, 2024, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Title of Class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable (4)	Percent of class (1)

Common Stock	Kenneth L. Agee Trust dated May 18, 2007, and any amendments thereto (2) 13137 South Yorktown Avenue, Bixby, OK 74008	13,200,000.00	331,600.00	48.26%

Common Stock	Rafael Luis Espinoza 5026 Oak Leaf Drive, Tulsa, Oklahoma 74131	5,930,000.00		21.68%

Common Stock	Terry L. Ingle, Trustee of the Terry L. Ingle Living Trust, dated November 7, 2022 (6) 19801 E. 86th St. N., Owasso, OK 74055	2,926,470.70	400,000.00	11.99%

Common Stock	Ray Witten, 9803 N. Newbury St., Owasso, OK 74055	2,776,470.70	400,000.00	11.45%

Common Stock	All current officers and directors as a group (6 people)	21,172,941.40	2,224,705.00	84.33%

Series A Preferred Stock	Black & Veatch Corporation (“B&V”) (3) 11401 Lamar Ave., Overland Park, KS 66211	3,766,588.20		100%

Series A Preferred Stock	All current officers and directors as a group (6 people)	0	0	0%

__________________________

(1)	The final column (Percent of Class) includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding number of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.
(2)	Mr. Agee is a trustee of the trust and may be deemed to beneficially own the shares held by the trust.
(3)	Mr. George, an officer of B&V and a member of our board of directors who serves as B&V’s designee, does not individually own any securities of the Company and disclaims beneficial ownership of such shares held by B&V.
(4)	Does not include 500,000 and 500,000 options held by officers that will vest if the Company raises more than $15 million and $30 million, respectively, in its Regulation A offering. Also does not include 500,000 and 120,000 options held by officers that will vest in March 2025.
(5)	Does not include 100.00 shares of Non-Voting Common Stock owned by Kenneth Agee at March 31, 2023
(6)	Mr. Ingle is the trustee of the trust and may be deemed to beneficially own the shares held by the trust.

19

Item 5. Interest of Management and Others in Certain Transactions

Black & Veatch Corporation:

B&V owns all (100%) of the Company’s Series A Preferred Stock.

On December 2, 2015, the Company and B&V entered into a Stock Purchase Agreement under which EFT sold the Series A Preferred Stock to B&V. Under the Stock Purchase Agreement, B&V has a put option that it may exercise at any time on or after the fifth anniversary of the agreement (or December 2, 2020). B&V can require the Company to repurchase all of the Series A Preferred Stock from B&V at a per share price based on the Company’s then-current enterprise value.

In May 2021, the stock purchase agreement was amended to change the put option right to any time on or after the seventh anniversary of the issuance of the shares, unless the Company does not complete a funding raise of at least $15 million on or before June 30, 2022, in which case the put option timeframe reverts back to the fifth anniversary. In addition, the term of the put option was extended from 10 years to 12 years after issuance. The Company did not raise the $15 million, therefore the put option timeframe reverted back to the fifth anniversary and the term of the put option continues to be 12 years after issuance. In addition, under the agreement, the Company must (i) pay dividends to B&V under certain circumstances and (ii) use B&V as its engineering, procurement, and construction contractor on all of the Company’s micro-GTL (BioGTL) projects under certain circumstances for a period of 5 years (or until May 11, 2026).

The holders of the Series A Preferred Stock are entitled to receive dividends, if and when declared payable. No dividends shall be paid or declared on shares of common stock or any other shares of preferred stock having preferential rights to dividends ranking junior to the rights of the Series A Preferred Stock until the holders of shares of Series A Preferred Stock have been paid a cumulative per share amount in dividends equal to the original per share purchase price.

In connection with the May 2021 amendment, the Company agreed to pay to the Series A shareholder a dividend of 30% of the unencumbered royalties, as defined. This dividend will cease upon the earlier of the following: (i) payment of cumulative dividends equal to the original purchase price, (ii) the termination of the put option, (iii) the conversion of all Series A shares to shares of common stock. As of December 31, 2023, there have not been any dividends declared due under this arrangement; however, during 2023 unencumbered royalties were received and approximately $325,000 is owed under dividend agreement with the Series A Shareholder. Dividends are subject to statutory restrictions, including capital surplus and net profits computations, and the timing and amount of any dividends will be determined in the future based on available capital surplus and net profits.

On December 2, 2015, the Company and B&V entered into the First Amended and Restated Collaboration Agreement under which (among other things and subject to other terms and conditions) (i) the Company will recommend only B&V for engineering, procurement and construction services related to projects that utilize the Company’s technology, (ii) the Company will grant to B&V the right to represent the Company’s technology on a worldwide basis and (iii) the Company will use B&V for fabrication and/or fabrication management services to provide pre-engineered truckable skids and/or modules (subject to the Company’s agreement with Mingo GTL, LLC). The term of this agreement is for a period of 10 years from the effective date (or until December 2, 2025).

In March 2024, the Company and B&V entered into the First Amendment (the “First Amendment”) to the Agreement, between the Company and B&V, dated May 11, 2021, which among other things amended the terms and conditions of their Stock Purchase Agreement, between the Company and B&V, dated December 2, 2015.  The First Amendment (i) decreases the number of yearly dividend payments that the Company may be required to make to one time per year, (ii) clarifies the date upon which any such yearly dividend payment is to be made, (iii) obligates the Company to track any dividends that have been earned but that cannot legally be paid by the Company, (iv) obligates the Company to continually assess whether or not the Company can legally pay any earned but unpaid dividends, and (v) obligates the Company to pay any earned but unpaid dividends as soon as legally possible.

20

Mingo GTL, LLC:

Mingo GTL, LLC (“Mingo”) is controlled by Terry Ingle and Ray Witten, each a shareholder and director of the Company. On March 11, 2016, the Company and Mingo entered into the Third Amended and Restated Manufacturing and Technical Support Agreement under which (among other things and subject to certain terms and conditions) (i) Mingo will provide certain support services to the Company pertaining to any advanced fixed bed items (including, module, reactors, or components or any assemblies or parts therefor) and (ii) Mingo will have the option to manufacture certain advanced fixed bed items (including, module, reactors, or components or any assemblies or parts therefor). The term of this agreement is for a period of 10 years following the date on which the Company provides an engagement notice to Mingo with automatic 5-year renewal terms unless terminated by either party upon 30 days’ prior written notice to the other party; provided, however, if the Company has never provided an engagement notice to Mingo, then the term of the agreement is for a period of 10 years from the effective date (or until March 11, 2026). To date, the Company has not provided an engagement notice to Mingo.

Item 6. Other Information

None

21

Item 7. Financial Statements

EMERGING FUELS TECHNOLOGY, Inc.

FINANCIAL REPORT

For the Years Ended

December 31, 2023 and 2022

22

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Emerging Fuel Technology, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Emerging Fuel Technology, Inc. (the Company) as of December 31, 2023 and 2022, and the related statements of operations, changes in stockholders’ equity (deficit), and cash flows for each of the years in the two- year period ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two- year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

23

Revenue Recognition

As discussed in Note 2, the Company recognizes revenue based upon satisfaction of certain performance obligations and has multiple revenue sources. Understanding when the performance obligation has been completed can sometimes require significant judgment.

We tested the Company’s support for all of their material revenue sources and the timing in which the Company completed the related performance obligation.

We tested the Company’s allocation of transaction price and other variables that impact revenue recognition.

/s/ M&K CPAS, PLLC

www.mkacpas.com

We have served as the Company’s auditor since 2021.

The Woodlands, Texas

April 29, 2024

24

EMERGING FUELS TECHNOLOGY, INC.

Balance Sheets

December 31, 2023 and 2022

	December	December
	2023	2022
ASSETS

Current Assets
Cash	$3,174,331	$1,509,041
Accounts receivable, net	65,677	125,282
Inventories	8,258	9,249
Prepaid expenses	31,202	20,753
Total current assets	3,279,468	1,664,325

Property and equipment, net	70,137	86,975
Intangible assets, net	230,299	220,444
Operating lease asset	160,769	38,029
Other assets	36,403	36,403

Total assets	$3,777,076	$2,046,176

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities
Accounts payable	$231,430	$160,520
Accrued expenses	205,495	313,914
Accrued dividend	325,000	–
Operating lease liability	59,984	38,029
Deferred revenue	19,018	61,625
Short-term debt, net of discount	425,000	650,000
Total current liabilities	1,265,927	1,224,088

Deferred revenue	2,563,750	1,085,750
Noncurrent lease liability	100,785	–
Debt	500,000	500,000
Total liabilities	4,430,462	2,809,838
Commitments and Contingencies
Preferred stock, par value $.000001 per share, 20,000,000 authorized: 3,766,588 issued and outstanding in 2023 and 2022	3,000,000	3,000,000
Stockholders' equity (deficit)
Common stock, par value $.000001 per share, 110,000,000 authorized: 30,073,029 issued and 27,352,941 outstanding in 2023 and 2022	32	32
Non-Voting stock, par value $.000001 per share, 110,000,000 authorized: 705,793 and 234,550 shares issued and outstanding in 2023 and 2022, respectively	–	–
Additional paid on capital	9,552,843	9,494,240
Treasury stock, at cost; 2,720,088 shares	(10,000)	(10,000)
Accumulated deficit	(13,196,261)	(13,247,934)
Total stockholders' equity (deficit)	(3,653,386)	(3,763,662)

Total liabilities and stockholders' equity (deficit)	$3,777,076	$2,046,176

See Notes to Financial Statements

25

EMERGING FUELS TECHNOLOGY, INC.

Statements of Operations

For the Years Ended December 31, 2023 and 2022

	December	December
	2023	2022
Revenue
Lab and licensing	$2,769,532	$1,746,950
Engineering and technical	243,455	1,170,350
Other	30,335	88,208
Total revenue	3,043,322	3,005,508

Lab and Engineering Costs
Payroll and benefits	483,297	441,651
Subcontracted services	319,367	673,685
Gas costs	150,227	141,745
Catalyst & demo plant cost	327,855	335,757
Other	56,405	21,054
Total lab and engineering	1,337,151	1,613,892

Operating Expenses
Payroll and benefits	790,268	646,832
Contract and professional services	528,198	452,482
Rent	74,003	73,033
Utilities	53,501	52,915
Depreciation and amortization	48,828	46,392
Loss on asset impairment	4,847	–
Other	106,834	82,005
Total operating expenses	1,606,479	1,353,659

Income from operations	99,692	37,957

Other Income (Expense)
Interest income (expense), net	(48,019)	(89,769)
Total other Income (expense)	(48,019)	(89,769)

Net income (loss)	51,673	(51,812)
Less: preferred stock dividends	(325,000)	–
Net loss attributable to common stockholders	$(273,327)	$(51,812)

Net loss per common share - basic and diluted	$(0.01)	$(0.00)
Weighted average number of common shares outstanding:
Basic and diluted	27,753,621	27,451,491

See Notes to Financial Statements

26

EMERGING FUELS TECHNOLOGY, INC.

Statements of Changes in Stockholders’ Equity (Deficit)

For the Years Ended December 31, 2023 and 2022

	Common	Non-Voting	Additional
	Stock	Common	Paid-in	Treasury	Accumulated		Mezzanine
		Stock	Capital	Stock	Deficit	Total	Equity

Balances January 1, 2022	$32	$–	$9,353,093	$(10,000)	$(13,196,122)	$(3,852,997)	$3,000,000

Convertible debt conversion			110,000			110,000

Issuance of non-voting stock			31,147			31,147

Net Loss for the Year Ended December 31, 2022					(51,812)	(51,812)	–

Balances December 31, 2022	32	–	9,494,240	(10,000)	(13,247,934)	(3,763,662)	3,000,000

Convertible debt conversion			211,750			211,750

Issuance of non-voting stock			171,853			171,853

Net Income for the Year Ended December 31, 2023					51,673	51,673	–

Preferred stock dividend			(325,000)			(325,000)

Balances December 31, 2023	$32	$–	$9,552,843	$(10,000)	$(13,196,261)	$(3,653,386)	$3,000,000

See Notes to Financial Statements

27

EMERGING FUELS TECHNOLOGY, INC.

Statements of Cash Flows

For the Years Ended December 31, 2023 and 2022

	December	December
	2023	2022
Cash Flows From Operating Activities
Net income (loss)	$51,673	$(51,812)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Loss on asset impairment	4,847	–
Depreciation and amortization	48,828	46,392
Accretion of debt discount	–	3,177
Changes in operating assets and liabilities:
Accounts receivable	59,605	(91,537)
Inventory	991	(1,074)
Prepaid expenses	(10,449)	45,542
Accounts payable	70,910	(23,987)
Accrued expenses	(71,669)	257,450
Deferred revenues	1,435,393	83,775
Net cash provided by operating activities	1,590,129	267,926

Cash Flows From Investing Activities
Purchase of property and equipment	(13,703)	(2,708)
Patent and trademark costs	(32,989)	(29,059)
Net cash used in investing activities	(46,692)	(31,767)

Cash Flows From Financing Activities
Payments on convertible notes	(50,000)	–
Non-Voting stock proceeds	171,853	31,147
Net cash provided by financing activities	121,853	31,147

Increase in cash	$1,665,290	$267,306

Cash and cash equivalents - beginning	$1,509,041	1,241,735

Cash and cash equivalents - ending	$3,174,331	$1,509,041

Supplemental disclosures:
Cash paid for operating lease	$65,856	$65,806
Debt Conversion	$211,750	$110,000
Establishment of ROU asset and lease liability	$180,161	$102,910
Preferred stock dividends	$325,000	$–
Cash paid for interest	$38,374	$–

See Notes to Financial Statements

28

EMERGING FUELS TECHNOLOGY, INC.

Notes to Financial Statements

December 31, 2023 and December 31, 20212

Note 1	Summary of Significant Accounting Policies

Nature of Business

Emerging Fuels Technology, Inc. (the Company) is a well-established energy technology company with a research and development facility in Tulsa, Oklahoma. The Company has a growing portfolio of 33 granted or pending patents and trademarks with historic revenue from contract research, license fees and catalyst sales from multiple licensed projects at various stages of development. The Company is planning to expand its business by using its technology to build, own and operate facilities to convert waste sourced of carbon into drop-in compatible fuels and chemicals that reduce greenhouse gas.

Basis of Accounting

The Company reports on the accrual basis of accounting which recognizes income when earned and expenses when incurred.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and accounts receivable. The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes that it is not exposed to any significant credit risk with respect to cash. The Company also routinely assesses the financial strength of its customers and any associated accounts receivable credit risk exposure and records a reserve if needed.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable and Bad Debts

The Company has receivables that arise from its customer agreements. The provision for credit losses is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable; however, changes in circumstances relating to accounts receivable may result in a requirement for additional provisions in the future. A provision for credit losses was established in the amount of $263,310. This amount is related to services provided to our licensee in Trinidad and Tobago. During 2021, the licensee’s gas to liquid fuels plant experienced an adverse event during start-up that involved part of the plant not related to our technology license. The plant has been down for repairs and improvements, and it is not clear if sufficient funding will be obtained to resume operations or pay our receivables.

Inventories

Inventories are valued at the lower of cost (first-in, first-out method) and net realizable value. Inventories are comprised of gases used in our lab operations and can include materials and services purchased associated with projects for clients.

29

Long-Lived Assets

The Company assesses all long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors that are considered in deciding when to perform an impairment review include significant under-performance of the business in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets.

Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful life. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from the disposition, is reflected in income.

Depreciation is provided for on the straight-line method over the following estimated useful lives:

Years
Lab Equipment	7
Office Furniture and Equipment	5
Computers	3

Patents and Trademarks

Patents and trademarks are recorded at cost less accumulated amortization and impairment losses. Amortization is charged on a straight-line basis over the lesser of 20 years from the date of filing or 17 years from the date of issuance, which is the estimated useful economic life. Useful lives are reviewed annually and adjusted if appropriate.

Operating Lease Asset and Liability

The company determines if an arrangement is or contains a lease at inception. The Company records a right-of-use (ROU) assets and lease obligations for our finance and operating leases, which are initially based on the discounted future minimum lease payments over the term of the lease. As the rate implicit in the leases is not easily determinable, the Company elected to use the risk-free rate for the same period of time as the lease discount rate.

Lease term is defined as the non-cancelable period of the lease plus any options to extend the lease when it is reasonably certain that it will be exercised. For leases with the initial term of 12 months or less, no ROU assets or lease obligations are recorded on the balance sheet and the Company recognizes lease expense for these leases on a straight-line basis over the lease term.

Operating lease expense is recognized on a straight-line basis over the lease term and is included in rent expense. Variable payments, short-term rentals in payments associated with non-lease components are expensed as incurred.

Effective January 1, 2022, the Company adopted ASC 842 using the modified retrospective approach. The adoption of this guidance resulted in a $102,910 increase in total assets and liabilities in the recognition of operating lease ROU assets and operating lease liabilities.

Income Taxes

Deferred income taxes are provided to reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Tax credits are recognized as a reduction to income taxes in the year the credits are earned.

Tax positions are recognized only when it is more likely than not (likelihood of greater than 50%) that the position would be sustained upon examination based solely on the technical merits of the position. Tax positions that meet the more likely than not threshold are measured using a probability-weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement.

30

Stock-Based Compensation

The Company measures compensation cost for stock option awards at fair value and recognizes compensation over the service period for awards expected to vest. The fair value of each option grant is estimated on the date of grant using the Black-Scholes pricing model and straight-line amortization of compensation expense over the requisite service period of the grant. The determination of fair value using the Black-Scholes model requires a number of complex and subjective variables. Key assumptions in the Black-Scholes pricing model include the market value and exercise price of the options, the expected term, expected volatility, the risk-free interest rate, and estimated forfeitures.

Advertising

The Company expenses all advertising costs as incurred.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and debt borrowings approximates fair value due to the nature and maturity of these instruments.

Earnings Per Share

Basic earnings per share is calculated using the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share calculations include any dilutive effect of potential common shares. The computation of diluted earnings per share for the years ended December 31, 2023 and 2022 excluded the impact of the assumed conversion of the Series A preferred stock and convertible notes, and the assumed exercise of warrants and stock options, because they would have been anti-dilutive.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss model with a forward-looking expected loss model which results in earlier recognition of credit losses. The Company adopted this ASU as of January 1, 2023. The adoption did not have a material impact on the Company’s financial statements.

Note 2	Revenue Recognition

The Company generates revenue through contracts in which it (i) sells Fischer-Tropsch and ammonia oxidation catalysts, (ii) provides technology license agreements and (iii) performs lab and engineering services. In general, contracts with the Company provide a license agreement for the use of its intellectual property and catalyst technology, over which the Company holds a significant number of patents. The majority of the Company’s revenue is derived from a small number of significant commercial customers. Revenue is recognized when the Company satisfies a performance obligation by transferring promised goods or services to a customer. Revenue from goods or services is measured as the amount of consideration expected to be received in exchange for the goods and services delivered.

The Company’s licensing agreements provide for the transfer of licensing rights to proprietary technology, which is considered functional intellectual property. The licensing agreements typically provide for a combination of prepaid royalty along with ongoing royalties based on output. The prepaid royalty is recognized upon execution of the licensing agreement or based on the timeline specified in the agreement. Typically, the licensing agreements contain a process guarantee to the licensee, which provides that the Company guarantees the output of 100% of the plant design capacity as long as the licensee satisfies certain operational requirements. Failure to achieve the guaranteed output may require the Company to repay a portion of the prepaid royalty based on the percent of design capacity achieved. As such, the Company defers recognition of a portion of the prepaid royalty until resolution of the process guarantee. The revenue generated by sales of the catalyst is based on a mark-up of the catalyst costs paid to approved catalyst vendors and recognized as obligations are satisfied by those vendors. During 2021, the Company began selling ammonia oxidation catalyst to customers. The Company acquires this catalyst from a vendor and recognizes revenue and costs of the catalyst, and revenue sharing marketing costs, upon delivery to the customer. Revenue from lab and engineering services is earned on a time and materials or percent complete basis and is recognized as the work is performed. Consideration received prior to satisfying the related performance obligations is recorded as deferred revenue and revenue will be recognized when the obligations have been met.

31

Note 3	Property and Equipment

Property and equipment consisted of the following at December 31:

	December 31,	December 31,
	2023	2022

Lab Equipment	$780,470	$775,658
Office Furniture and Equipment	113,051	108,295
Computers	30,981	26,846
	924,502	910,799
Less: Accumulated Depreciation	(854,365)	(823,824)

Property and Equipment, Net	$70,137	$86,975

Depreciation expense amounted to $30,541 and $30,540 for the years ended December 31, 2023 and 2022, respectively.

Note 4	Intangible Assets

Intangible assets consisted of the following at December 31:

	December 31,	December 31,
	2023	2022

Patents and Trademarks	$318,192	$294,420
Less: Accumulated Amortization	(87,893)	(73,976)

Intangible Assets, Net	$230,299	$220,444

Amortization expenses amounted to $18,287 and $15,852 for the years ended December 31, 2023 and 2022, respectively. Amortization expense for each of the next five years will be approximately $18,700. An impairment loss in the amount of $4,847 was recognized in 2023 for unamortized costs associated with the abandonment of a patent and trademark.

Note 5	Accrued Dividend

In May 2021, the Company and the Series A shareholder amended their stock purchase agreement. In connection with this amendment, it was further agreed to pay to the Series A shareholder a dividend of 30% of the unencumbered royalties, as defined. This dividend will cease upon the earlier of the following: (i) payment of cumulative dividends equal to the original purchase price, (ii) the termination of the put option, or (iii) the conversion of all Series A shares to shares of common stock.

These dividends are subject to statutory restrictions, including capital surplus and net profits computations, and the timing and amount of any dividends are determined based on available capital surplus and net profits. During 2023, unencumbered royalties were received and approximately $325,000 is owed under the dividend agreement with the Series A shareholder. The statutory restrictions limit the dividends to the net income of $51,673 for the year ended December 31, 2023. As of December 31, 2023, there have not been any dividends declared due under this arrangement.

(See Notes 9 and 16)

32

Note 6	Debt

On September 3, 2020, the Company entered into a loan authorization and agreement in the amount of $150,000 with the United States Small Business Administration (SBA), as lender, pursuant to the SBA’s Economic Injury Disaster Loan (EIDL) assistance program in light of the impact of the COVID-19 pandemic on the Company’s business. Borrowings under this loan bear interest at 3.75% per annum. The loan is secured by a security interest on all of the Company’s assets. Under this loan, the Company is required to make monthly principal and interest payments commencing March 2023 and are applied first to any interest accruing during the repayment deferral period. All remaining principal and accrued interest is due and payable September 2050. The loan may be repaid at any time without penalty.

On August 2, 2021, the Company’s EIDL loan was modified to increase the borrowings under the loan from $150,000 to $500,000. As a result of this modification, the monthly principal and interest payment was increased to $2,534. All other terms remain unchanged. As of December 31, 2023, accrued interest on this loan amounted to $22,248.

Estimated maturities on the above obligation are as follows:

Estimated maturities on the above obligations are as follows:

December 31,	2024	$–
	2025	10,295
	2026	12,256
	2028	12,722
	Thereafter	464,727
		$500,000

In August 2021, the Company issued $750,000 of convertible balloon loans. The notes were due and payable in full on the first anniversary of the execution date and bear interest at 10% per annum.

In August 2022, $650,000 of the convertible balloon loans were extended to the second anniversary of the execution date. In addition, holders of $100,000 of the convertible balloon loans elected to convert principal and interest of $10,000 into 220,000 shares of Non-Voting Common Stock.

In August 2023, $425,000 of the convertible balloon loans were again extended and now are due and payable in full on the third anniversary of the execution date and bear interest at 10% per annum. In addition, holders of $175,000 of the convertible balloon loans elected to convert principal and interest into 423,500 shares of Non-Voting Common Stock. Payments of $60,500 were made to the remaining maturing note holders for their loans and interest in 2023.

The convertible balloon loans provide that at any time prior to payment in full of the outstanding principal balance and accrued interest on the maturity date the investor may convert the balloon loan and receive shares of the Company’s Non-Voting Common Stock at a conversion rate of 1 share for each $0.50 of the investor’s principal plus interest.

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In connection with this issuance, the Company issued stock warrants to purchase 1,500,000 shares of non-voting common stock at a price of $0.50 per share. The warrants expire ten years from the date of issuance. When warrants are issued in connection with debt, GAAP requires the proceeds from the debt issuance to be allocated between the debt and the warrants based on their relative fair values. The Company estimated the fair value of the convertible balloon loans based on a comparison to the interest rate for similar notes issued without warrants. The fair value of the warrants was estimated on the grant date using the Black-Scholes valuation model and the following key assumptions:

Expected stock price volatility	34.00%
Risk-free interest rate	1.29%
Exercise price	$0.50

Expected volatility is based on historical volatility of the stock for comparable companies in the renewable energy sector. The risk-free interest rate is based on the grant date projected yield for a U.S. Treasury bond with a maturity date closest to the term of the warrant.

This resulted in $4,765 being allocated to the warrants, which was recorded as debt discount and will be amortized over the term of the convertible balloon loans. Amortization of debt discount amounted to $3,177 for the year ended December 31, 2022 and is included in interest expense on the Statements of Operations. As of December 31, 2023, accrued interest on these notes amounted to $107,383.

Note 7	Income Taxes

The current tax expense relates to state taxes. The differences between income taxes computed using the statutory U.S. federal income tax rate and the effective rate is primarily due to state taxes and the effect of the valuation allowance.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31 are as follows:

	December 31,	December 31,
	2023	2022
Depreciation	$(17,983)	$(21,496)
Stock-Based Compensation	161,207	161,207
Patents	(55,640)	(53,259)
Deferred Revenue	379,548	262,317
Net Operating Losses	2,584,102	2,718,747
	3,051,234	3,067,516
Valuation Allowance	(3,051,234)	(3,067,516)

Net Noncurrent Deferred Tax Asset	$–	$–

The Company has performed the required assessment of positive and negative evidence regarding the realization of deferred tax assets. This assessment included the evaluation of scheduled reversals of deferred income tax assets and liabilities and estimates of projected future taxable income.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based on the Company’s historical net losses, management did not believe that it was more likely than not that the Company would realize the benefits of these deferred tax assets as of December 31, 2023 and 2022 and, accordingly, a full valuation allowance was recorded against the deferred tax assets.

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As of December 31, 2023, the Company has federal and state net operating loss carryforwards of approximately $10.7 million to offset future taxable income, which expire beginning in 2031.

The Company files a U.S. federal income tax return for which the statute of limitations remains open for the 2020 tax year and beyond. U.S. state jurisdictions have statutes of limitations ranging from 3 to 6 years.

Note 8	Stock Option Plan

The Company has an equity award plan (the Plan), which allows for the grant of equity-based compensation awards to management, key employees and non-employee directors. Under the Plan, the Company is authorized to grant up to 10,000,000 equity awards. The Company has issued stock options under the prior equity award plan which remain outstanding and contain certain vesting requirements based on service or the achievement of certain performance goals.

During 2021, performance-based stock options to acquire 1,200,000 shares of common stock at a per share exercise price of $0.5045 were granted to two members of management. These options vest based on the achievement of certain financing goals. The fair value of these options on the date of grant was estimated at approximately $19,800 using the Black-Scholes option pricing model and the following key assumptions:

Expected stock price volatility	34.00%
Risk-free interest rate	0.53%
Expected life of options	4 years

Expected volatility is based on historical volatility of the stock for comparable companies in the renewable energy sector. The risk-free interest rate is based on the grant date projected yield for a U.S. Treasury bond with a maturity date closest to the expected life of the option.

The following table summarizes the stock option activity for the year ended December 31, 2023:

	Number of	Weighted-Average
	Shares	Exercise Price

Outstanding at December 31, 2022	2,670,000	$0.70

Granted	–	–
Forfeited	(1,370,000)	$0.79
Exercised	–	–

Outstanding at December 31, 2023	1,300,000	$0.60

Exercisable at December 31, 2023	300,000	$0.90

The weighted average remaining contracted term for stock options outstanding and exercisable at December 31, 2023 was 7.0 years and 5.15 years, respectively. (See Note 16)

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Note 9	Equity

The company has authorized 110,000,000 shares of common stock, 20,000,000 of preferred stock, and 110,000,000 shares of non-voting common stock. The non-voting common stock will automatically convert into shares of common stock, on a one-to-one basis, upon the earliest of (i) the closing of a public stock offering of common stock, (ii) the closing of a merger, reverse merger or consolidation between the Company and another entity in which the surviving entity’s common stock is registered under the Securities Act of 1933, or (iii) agreement of the holders of a majority of the issued and outstanding common stock and Series A Convertible Participating Preferred Stock (Series A Stock).

In August 2021, the Company filed an offering statement on Form 1-A under Regulation A of the Securities Act pursuant to which the Company intends to offer up to 20,833,333 shares of non-voting common stock at a price of $3.60 per share. The offering commenced on September 17, 2021. The Company has filed two post-qualification amendments to the offering statement to extend the offering for two additional years; the most recent amendment was qualified on September 26, 2023. During 2023 and 2022, proceeds from this offering were $171,853 and $31,147, respectively.

Preferred Stock

The Company entered into a stock purchase agreement dated December 2, 2015, whereby the Company issued 3,766,588.2 shares of Series A Preferred Stock, par value $0.000001 per share, for a purchase price of $3,000,000 or $0.796477 per share.

The stock purchase agreement provided that the shareholder shall have the right to require the Company to repurchase all or a portion of its Series A Preferred shares at any time on or after the fifth anniversary of the issuance of the shares. This put option originally terminated no later than 10 years after issuance. In May 2021, the stock purchase agreement was amended to change the put option right to any time on or after the seventh anniversary of the issuance of the shares, unless the Company does not complete a funding raise of at least $15 million on or before June 30, 2022, in which case the put option timeframe reverts back to the fifth anniversary. In addition, the term of the put option was extended from 10 years to 12 years after issuance. The Company did not raise the $15 million, therefore the put option timeframe reverted back to the fifth anniversary and the term of the put option continues to be 12 years after issuance.

The holders of the Series A Preferred Stock are entitled to receive dividends, if and when declared payable. No dividends shall be paid or declared on shares of common stock or any other shares of preferred stock having preferential rights to dividends ranking junior to the rights of the Series A Stock until the holders of shares of Series A Stock have been paid a cumulative per share amount in dividends equal to the original per share purchase price.

In connection with the May 2021 amendment, the Company agreed to pay to the Series A shareholder a dividend of 30% of the unencumbered royalties, as defined. This dividend will cease upon the earlier of the following: (i) payment of cumulative dividends equal to the original purchase price, (ii) the termination of the put option, or (iii) the conversion of all Series A shares to shares of common stock. As of December 31, 2023, there have not been any dividends declared due under this arrangement; however, during 2023 unencumbered royalties were received and approximately $325,000 is accrued under the dividend agreement with the Series A shareholder. (See Notes 5 and 16)

In the case of liquidation, before any payment is made to the holders of shares of common stock, the holders of shares of the Series A Preferred Stock shall be entitled to receive the original per share purchase price less cumulative paid dividends. Any residual assets will be shared ratably between the holders of the Series A Preferred Stock, common stockholders, and any other series of preferred stock.

The holders of the Series A Preferred Stock shall have the right to convert the shares into common stock at a rate of one-to-one. Holders of the Series A Preferred Stock shall be entitled to a Board seat and shall have the right to vote on all matters submitted to a vote of shareholders and shall be entitled to that number of votes equal to the number of shares of common stock into which such holder’s shares of Series A Preferred Stock could be converted.

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The Series A preferred stock shares are accounted for outside of permanent equity due to the terms of the repurchase provision of the preferred stock.

The following table summarizes the shares of stock issued:

		Non-Voting
	Common Stock	Common Stock	Preferred Stock

Shares at January 1, 2022	30,073,029	5,898	3,766,588

Issued of convertible debt conversion		8,652
Issued of non-voting stock		220,000

Shares at December 31, 2022	30,073,029	234,550	3,766,588

Issued of convertible debt conversion		47,473
Issued of non-voting stock		423,770

Shares at December 31, 2023	30,073,029	705,793	3,766,588

Note 10	Related Party and Catalyst Sale Transactions

During 2020, a former shareholder and customer of the Company liquidated its business under Chapter 7 of the U.S. Bankruptcy Code. In connection with this liquidation, the Company repurchased 2,720,087 shares of the Company’s common stock held by the former shareholder for a purchase price of $10,000, which was agreed to by the bankruptcy trustee. The stock is held in treasury, with shares presented on the balance sheet and statements of changes in stockholders’ equity (deficit) on a post-split basis and is reported at cost on the balance sheet. In addition, the Company agreed to take possession of catalyst owned by the former shareholder and customer and assist with identifying buyers for that catalyst. The Company and the bankruptcy trustee agreed to share any proceeds remaining, after payments to suppliers. In 2022, the Company entered into agreements with a buyer, and the bankruptcy trustee, for the sale of this EFT proprietary catalyst owned by a former shareholder and customer. The catalyst sales price was $4.2 million and after payments to suppliers of $850,000, and the shared proceeds with the bankruptcy trustee, the Company recognized income of $1,625,000 for proceeds received when the catalyst was delivered to the buyer. (See Note 15)

A former licensee of the Company had its biofuels facility foreclosed upon in 2022 by the former licensee’s debtholder.  In April 2023, the facility was sold at an auction to satisfy the obligations of the former licensee. During July 2023, the Company entered into a consulting services agreement with an entity that owned the catalyst of the foreclosed biofuels facility. Under that agreement, the owner of the catalyst agreed to pay the Company 1/3rd of any sale of this catalyst. In 2023, the Company received $166,667 from an initial sales transaction of a portion of this catalyst. In January 2024, a second catalyst sales transaction occurred under this agreement and the Company received $866,667. (See Note 16)

Note 11	Warrants

The Company issued stock purchase warrants in connection with the issuance of the convertible balloon loans during 2021. The warrants entitle the holders to purchase 1,500,000 shares of non-voting common stock at an exercise price per share of $0.50. As of December 31, 2022, all warrants remain outstanding. The warrants expire in 2031.

(See Note 6)

The Company issued stock purchase warrants to certain shareholders in connection with the sale of common and preferred stock. The warrants entitle the holder to purchase shares of common stock at a price per share specified in the warrant agreement. As of December 31, 2023 and 2022, warrants to purchase 1,240,000 shares of common stock were outstanding with a weighted-average exercise price per share of $1.30. The warrants expire in 2024.

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Note 12	Major Customers

During the year ended December 31, 2023, approximately 66% of the Company’s revenue was derived from two customers and there are no accounts receivable from these customers at December 31, 2023, During the year ended December 31, 2022, approximately 67% of the Company’s revenue was derived from one customer. As of December 31, 2022, accounts receivable from this customer was approximately $50,000.

Note 13	Operating Lease

The Company leases its Tulsa, Oklahoma facility, which requires monthly rent payments through July 31, 2026. In addition, the Company has other month-to-month leases for storage facilities.

Future maturities of our lease liability as of December 31, 2023, are as follows:

Total undiscounted lease obligation	$170,128

Less imputed interest	9,358

Net lease obligations	$160,770

Operating lease liability, current	$59,984
Noncurrent lease liability 2025	$62,803
Noncurrent lease liability 2026	$37,982

Note 14	Retirement Plan

The Company sponsors a defined contribution plan (the Plan) designed to meet the requirements of Section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and covers substantially all of its employees. Employees who are eligible to participate in the Plan are able to make employee contributions. There were no employer contributions to the Plan during the years ended December 31, 2023 and 2022.

Note 15	Commitments and Contingencies

In 2022, the Company and the buyer in the catalyst sales transaction (see Note 10) entered into a separate letter agreement whereby the Company would purchase seven metric tons of catalyst from the buyer for approximately $700,000. Additionally, this agreement provides that if the Company and the buyer have not entered into a mutually agreeable definitive documentation for a site license agreement within six months of the catalyst sale, the buyer can request (1) the Company to use its best efforts to acquire the catalyst originally purchased by the buyer at the price paid by the buyer and (2) if the Company is unable to repurchase the catalyst, the Company will use its best efforts to arrange for a sale of the catalyst to another licensee of the Company.

In the normal course of business, the Company may be involved in legal proceedings, claims and assessments arising in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

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Note 16	Subsequent Events

In January 2024, a catalyst sale occurred under a consulting services agreement with an entity that owned the catalyst of a former licensee from a foreclosed biofuels facility and the Company received $866,667. (See Note 10)

In March 2024, stock options to acquire 1,365,000 shares of common stock at a per share exercise price of $1.77 were granted to employees and a third party. These options vest based 50% on issuance and 50% upon the first anniversary of the grant date. The options expire on the tenth anniversary of the grant date.

Also, during March 2024, the Company and the holders of the Series A Preferred Stock entered into the First Amendment (the “First Amendment”) to their stock purchase agreement. The First Amendment (i) decreases the number of yearly dividend payments that the Company may be required to make to one time per year, (ii) clarifies the date upon which any such yearly dividend payment is to be made, (iii) obligates the Company to track any dividends that have been earned but that cannot legally be paid by the Company, (iv) obligates the Company to continually assess whether or not the Company can legally pay any earned but unpaid dividends, and (v) obligates the Company to pay any earned but unpaid dividends as soon as legally possible. As of December 31, 2023, there have not been any dividends declared due under this arrangement. (See Note 5)

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through April 29, 2023, the date that the financial statements were available to be issued.

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Item 8. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Second Amended and Restated Certificate of Incorporation, as amended *

2.2	Bylaws *

3.1	Seventh Amended and Restated Shareholders Agreement ++

3.2	Stock Purchase Agreement dated December 2, 2015, as amended **

3.3	First Amendment to Agreement dated May 11, 2021 between Emerging Fuels Technology, Inc. and Black & Veatch Corporation ++

4	Form of Subscription Agreement *

6.1	Broker Agreement with Dalmore Group, LLC **

6.2	Employment Agreement of Kenneth Agee **

6.3	Employment Agreement of Mark Agee **

6.4	Employment Agreement of Edwin Holcomb **

6.5	2013 Equity Award Plan, as amended **

6.6	The Emerging Fuels Technology, Inc. 2023 Equity Award Plan +

6.6	Amendment to Broker-Dealer Agreement, dated January 4, 2022 ****

8	Form of Escrow Agreement *

________________

*	Incorporated by reference to the Company’s Form 1-A/A filed with the SEC on September 10, 2021.
**	Incorporated by reference to the Company’s Form 1-A filed with the SEC on August 2, 2021.
***	Incorporated by reference to the Company’s Current Report on Form 1-U dated October 28, 2021.
****	Incorporated by reference to the Company’s Current Report on Form 1-U dated January 4, 2022.
+	Incorporated by reference to the Company’s Current Report on Form 1-U dated November 27, 2023.
++	Incorporated by reference to the Company’s Current Report on Form 1-U dated March 27, 2024.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMERGING FUELS TECHNOLOGY, INC.

/s/ Kenneth L. Agee
Kenneth L. Agee, President
Date: April 29, 2024

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Kenneth L. Agee
Kenneth L. Agee, President and Director
Date: April 29, 2024

/s/ Edwin L. Holcomb, Jr.
Edwin L. Holcomb, Jr., Chief Accounting Officer, principal financial officer and Director
Date: April 29, 2024

/s/ Terry L. Ingle
Terry L. Ingle, Director
Date: April 29, 2024

/s/ Raymond L. Witten
Raymond L. Witten, Director
Date: April 29, 2024

/s/ Hyleme S. George III
Hyleme S. George III, Director
Date: April 29, 2024